Filed by Portman Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OHA Investment Corporation

Commission File No. 814-00672

Edited Transcript for Portman Ridge Finance Corporation’s Q2 2019 Earnings Call

Event Date/Time: August 7, 2019/9:00 a.m. ET

Ted Goldthorpe: Thank you, operator and good morning, everyone, and thank you for joining us for our earnings call. Today Portman Ridge announced its second quarter 2019 financial results. As you know on April 1st, we closed on the externalization transaction and at that time, an affiliate of BC Partners Advisors, LP became the external manager of Portman Ridge Finance Corporation. Additionally, on August 1st we announced that Portman Ridge has entered into a definitive agreement under which OHA Investment Corporation will merge with and into Portman Ridge. The transaction is subject to OHAI shareholder vote, and to the extent approved, is expected to close in the 4th quarter of this year. For more details about the merger, please refer to the press release issued on August 1st, which is available on the Portman Ridge website, and the replay of the shareholder call hosted on the same day. We are excited about this opportunity, as it embodies an important step in our vision for the BDC space and is expected to be an accretive transaction for both OHAI and PTMN stockholders.

I will begin with a few comments about the market and our strategy and then turn the call over to Ted Gilpin, our CFO, for a brief overview of the financial results for the quarter and then Patrick Schafer, our CIO, for a review of our investment activity before concluding the call with some additional remarks.

The market has increased in competitiveness over the last few quarters so we are being very selective in general. Specifically within the unitranche asset class, which has been the preferred structure in the sponsor universe for some time now, there has been a recent trend for unitranches to be increasingly clubbed up amongst a few lenders versus going with one solution and as a result our hit rate with that product has increased. We continue to find value in our non-sponsor vertical as well as in stretch senior deals. These stretch senior deals have materially less leverage than unitranches with only a minor reduction in spread. We are pursuing junior capital solutions in only the most attractive of circumstances and only in companies with economically resilient business models.

Over the next few quarters we will look to continue to reduce our CLO equity exposure and replace it with investments in our senior and unitranche joint ventures, which we continue to believe provide attractive risk adjusted returns. With that I will hand it off to Ted Gilpin to review the second quarter’s financial results.

Ted Gilpin: Thank you, Ted, and good morning everyone.

Net investment income for the quarter was approximately $880 thousand or $0.02 per basic share compared with net investment income of $2.5 million or $0.07 per share in the quarter ended June 30, 2018, and a net investment loss of ($2.2) million or ($ 0.06) per basic share in the 1st quarter of 2019.

During the quarter we were required to take a non-recurring, non-cash, non-deductible impairment charge to write down the lease right-of-use asset for office space previously occupied by the Company that resulted in a hit to NII of approximately $1.4 million, or $0.04 per basic share. Without the lease impairment charge, NII would have been $2.3 million, or $0.06 per share.

Although net asset value per share declined by $0.12 to $3.73 per share during the Q2, a significant portion, or approximately $0.08 of the decline, was attributable to the aforementioned lease impairment and a stockholder distribution in excess of net investment income earned during the quarter. The remaining $0.04 per share, or 1.2% of NAV, was driven by realized and unrealized losses in the underlying portfolio, mostly in our structured products portfolio.

Investment income from debt securities in the quarter was approximately $3.8 million, compared with approximately $2.9 million in the first quarter of 2019, and approximately $4.3 million in the second quarter of 2018.

Investment income on CLO fund securities in the second quarter of 2019 was approximately $1.7 million compared with approximately $1.8 million in the first quarter, and $1.5 million in the second quarter of 2018.

Investment income from joint ventures (both the Great Lakes JV as well as the F3C JV) increased in the second quarter of 2019 to approximately $1.3 million from approximately $1.0 million in the first quarter of 2019 and approximately $700 thousand in the second quarter of 2018.

On the liability side of the balance sheet, as of March 31, 2019 we had approximately $122.8 million of par debt outstanding, $77.4 million of 6.125% notes due in 2022, and $45.4 million under our L+325 revolving credit facility. Our asset coverage ratio at quarter end was 211%. As of March 2019, Portman Ridge can increase leverage to the new statutory ratio of 150%. However, we are currently restricted in our ability to do so under the covenants in our outstanding publicly traded debt, but the new asset coverage ratio will give us significantly more flexibility in the future.

The Portman Ridge Board of Directors has approved a cash distribution of $0.06 per share on August 5th. The distribution is payable on August 29, 2019 to stockholders of record at the close of business as of August 12, 2019. The new dividend level is based on the Board’s desire to more closely align dividends with net investment income and taxable distributable income being generated by the fund. When including the first two quarters of distributions, we are on pace to distribute $0.32 per share for the full year 2019, excluding the $0.67 per share special distribution associate with the externalization.

The Board evaluates several factors in determining the amount of the quarterly distribution, including the amount required to be distributed in order for the Company to maintain its status as a “Regulated Investment Company” under the Internal Revenue Code. With that I would now like to turn the call Patrick Schafer, CIO of Portman Ridge…

Patrick Schafer: Thanks Ted. I would like to now discuss the current state of the portfolio and how we have begun to reshape it since the externalization.

During the quarter, we made investments into 12 borrowers, four of which were into existing portfolio companies and 8 of which were brand new borrowers. In aggregate these investments totaled $46.0 million of face value, 27% of which were first lien securities and 63% of which were second lien securities (with the remaining investments being add-ons to the Great Lakes JV and a small preferred equity investment). The weighted average spread on the first lien securities was 534bps and the weighted average spread on the second lien securities was 897bps.

Additionally, over the course of the quarter we exited 12 legacy KCAP positions that had an aggregate carrying value of $22.0 million for a gain of $236 thousand dollars relative to their carrying value as of March 31. The largest gain was related to the paydown of Verdesian Life Sciences, which was marked at 90% of par as of Q1 2019 and was repaid at par.

With respect to the portfolio as a whole, there were no incremental non-accruals during the quarter nor any material credit events, as evidenced by the relatively limited realized and unrealized losses Ted Gilpin highlighted.

Finally, post-quarter we have committed to $21.7 million of face value loans, all of which are first lien securities at a weighted average spread of 564bps and we continue to have a strong pipeline of opportunities, both sponsor and non-sponsor, that the team is actively pursuing. With that I will turn the call over to Ted Goldthorpe.

Ted Goldthorpe: Thank you Patrick.

During the second quarter, we began to reposition the portfolio, including reducing the Company’s exposure to CLOs as a portion of total investments and NAV, and we continue to seek opportunities in the middle-market lending space to prospectively enhance net investment income. We are excited about our recently announced proposed merger with OHA Investment Corporation, which demonstrates BC Partner’s commitment to pursue attractive opportunities in the market. If approved by OHAI stockholders, the combined company will be managed by Sierra Crest Investment Management and is expected to increase total assets by approximately 20%, allowing for larger hold sizes on the portfolio and increasing earnings per share by spreading out our public company costs over the larger base.

As Patrick mentioned in his remarks, since April 1 we have deployed or committed to deploy $67.7 million of capital in predominantly first lien securities. Most of these investments were proprietarily sourced through the BC Partners platform and the ability of Portman Ridge to coinvest alongside other BC Partners entities (pursuant to the co-investment order previously discussed at the time of the externalization) will allow us to compete with other major market participants in a way that the fund historically could not.

Going forward, we will continue to work towards reducing noncore and low-yielding assets, including opportunistically exiting our structured credit exposure. In short, we believe the portfolio is trending in the right direction, and we are looking forward to continuing our repositioning work.

We will continue to re-position the portfolio in subsequent quarters based on the long-term objective of NII growth and NAV stability, for which the restructuring of the dividend policy approved by the Board on August 5th was a key element. Right-sizing the dividend to track more closely the earnings power of the Company will improve NAV stability and allow us deploy more capital in high yielding, illiquid investments generated by the broader BC platform

We also believe that the expenses incurred due to the externalization have been realized and expect more earnings stability going forward.

Thank you for your support and with that we would like to turn the call over to questions.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The matters discussed in this communication, as well as in future oral and written statements by management of Portman Ridge Finance Corporation, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements.

Forward-looking statements relate to future events or our future financial performance and include, but are not limited to, projected financial performance, expected development of the business, plans and expectations about future investments and the future liquidity of the Company. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “outlook”, “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

Important assumptions include our ability to originate new investments, and achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this press release should not be regarded as a representation that such plans, estimates, expectations or objectives will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) uncertainty of the expected financial performance of the Company, including following completion of the Externalization; (2) failure to realize the anticipated benefits of the Externalization; (3) the ability of the Company and/or BC Partners to implement its business strategy; (4) the risk that stockholder litigation in connection with the Externalization may result in significant costs of defense, indemnification and liability; (5) evolving legal, regulatory and tax regimes; (6) changes in general economic and/or industry specific conditions; (7) the impact of increased competition; (8) business prospects and the prospects of the Company’s portfolio companies; (9) contractual arrangements with third parties; (10) any future financings by the Company; (11) the ability of the Advisor to attract and retain highly talented professionals; (12) the Company’s ability to fund any unfunded commitments;(13) the successful completion of the Company’s acquisition of OHAI and receipt of stockholder approval from OHAI’s stockholders; (14) expectations concerning the proposed OHAI transaction, including the financial results of the combined company; and (15) any future distributions by the Company. Further information about factors that could affect our financial and other results is included in our filings with the Securities and Exchange Commission (the “SEC”). We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required to be reported under the rules and regulations of the SEC.

Additional Information and Where to Find It

In connection with the OHAI transaction, including seeking to obtain the OHAI stockholder approval, each of OHAI and PTMN intends to file relevant materials with the SEC including a registration statement on Form N-14, which will include a proxy statement of OHAI and a prospectus of PTMN (the “Joint Proxy Statement/Prospectus”). Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and any other documents filed with the SEC if and when such documents become available because they will contain important information about the proposed transactions. The Joint Proxy Statement/Prospectus, if and when available, will be mailed to stockholders of OHAI entitled to vote on the proposed transaction. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

OHAI and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of OHAI is set forth in its proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2019.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, OHAI or in any fund or other investment vehicle.